FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated October 22, 2015

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Incorporation by Reference

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-199784 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the third quarter of 2015.

2.  Table of unaudited consolidated capitalization of the Registrant at September 30, 2015 (attached as Exhibit 99.2 hereto).

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 30, 2015

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, President

3

SEK

Interim Report 3 2015

First nine months of 2015

New lending amounted to Skr 83.0 billion (9M14: Skr 42.8 billion)

Net interest revenues amounted to Skr 1,234 million (9M14: Skr 1,127 million)

Operating profit amounted to Skr 1,193 million (9M14: Skr 1,126 million)

Net profit amounted to Skr 927 million (9M14: Skr 874 million)

Return on equity amounted to 7.5 percent (9M14: 7.5 percent)

Operating profit excluding net results of financial transactions amounted to Skr 952 million (9M14: Skr 745 million)

The outstanding volume of offers for loans at the end of the period amounted to Skr 64.3 billion (Skr 78.4 billion at year-end 2014)

The Common Equity Tier 1 capital ratio was 20.8 percent at the end of the period (16.9 percent at year-end 2014)

Basic and diluted earnings per share amounted to Skr 232 (9M14: Skr 219)

Third quarter 2015

New lending amounted to Skr 58.2 billion (3Q14: Skr 13.4 billion)

Net interest revenues amounted to Skr 416 million (3Q14: Skr 406 million)

Operating profit amounted to Skr 496 million (3Q14: Skr 290 million)

Net profit amounted to Skr 394 million (3Q14: Skr 225 million)

Operating profit excluding net results of financial transactions amounted to Skr 309 million (3Q14: Skr 291 million)

Basic and diluted earnings per share amounted to Skr 99 (3Q14: Skr 56)

2015

For the period

01/01/15 — 30/09/15

Download the report at www.sek.se

Statement by the CEO — Catrin Fransson

Signing of the Brazil deal marks

SEK’s largest ever transaction

The Swedish economy remains strong and is benefiting from an improved European economy. According to the latest statistics, Swedish GDP grew by just over three percent, with positive contributions from foreign trade. However, developments elsewhere have been more turbulent. Worldwide, the focus has been on significant stock market declines and financial market turbulence, decreases in commodity prices and general concerns over the Chinese economy. The U.S. Federal Reserve opted once again to postpone interest rate hikes due to the low inflation, lower global demand and increased uncertainty in global financial markets, especially in the emerging markets. Meanwhile, all major central banks continue to conduct a very expansive monetary policy. In Europe, the economic situation is more positive, despite concerns surrounding Greece and Russia.

In the third quarter, SEK signed a financing agreement for our largest ever transaction in terms of volume — Saab’s sale of the JAS Gripen fighter plane to Brazil. SEK is financing the entire transaction and EKN is insuring the loan repayments. The Brazil deal is a testament to the strength of the Swedish industry and the Swedish export credit system. It is positive that the deal contributes to more new jobs in Sweden, and I am proud that we have been able to be a part of this transaction.

The Swedish government recently presented its Export Strategy, which addresses the challenges facing Swedish exports. As part of the Export Strategy, we look forward to working with other government export promotion agencies in Team Sweden and with other Swedish and international banks. The Swedish government wants to strengthen export and globalization opportunities for small and medium-sized businesses. SEK is continuing to develop its offering for medium-sized businesses, and so far our work has been well received.

Within SEK, we have been continuing to develop how we improve our internal measuring of market risk. As part of our investments in areas such as risk measuring and IT, we have recruited new staff in the third quarter. During the year we will also upgrade important IT systems, which is crucial for how we can achieve our ambitions in risk measuring.

Earnings for the first nine months of the year were stable and we have good capitalization. The Common Equity Tier-1 capital ratio was 20.8 percent at the end of the period (16.9 percent at year-end 2014) and we also have liquidity capacity for continuously high new lending.

FINANCIAL HIGHLIGHTS UNAUDITED (EXCEPT FOR JAN-DEC 2014)

Skr mn (if not mentioned otherwise)	Jul-Sep 2015	Apr-Jun 2015	Jul-Sep 2014	Jan-Sep 2015	Jan-Sep 2014	Jan-Dec 2014
Results
Net interest revenues	416	399	406	1,234	1,127	1,578
Operating profit	496	354	290	1,193	1,126	1,629
Net profit	394	271	225	927	874	1,260
After-tax return on equity(1)	9.6%	6.7%	5.7%	7.5%	7.5%	8.1%

Operating profit excl. net results of financial transactions	309	346	291	952	745	1,123

After-tax return on equity excl. net results of financial transactions(2)	6.0%	6.5%	5.7%	6.0%	5.0%	5.6%

Basic and diluted earnings per share (Skr)(3)	99	68	56	232	219	316

Customer financing
New financial transactions with customers(4)	58,243	13,873	13,386	82,959	42,786	57,118
of which corporate lending	7,704	3,225	5,206	13,535	17,130	23,231
of which end-customer financing	50,539	10,648	8,181	69,424	25,657	33,887
Loans, outstanding and undisbursed(5)	270,513	228,219	228,483	270,513	228,483	234,250
Volume of outstanding offers of lending(6)	64,253	92,196	57,850	64,253	57,850	78,372
of which binding offers	3,718	45,362	37,822	3,718	37,822	50,896
of which non-binding offers	60,535	46,834	20,028	60,535	20,028	27,476

Borrowing
New long-term borrowings(7)	19,527	14,591	14,696	39,921	45,018	52,216
Outstanding senior debt	258,341	259,369	279,150	258,341	279,150	282,192
Outstanding subordinated debt	2,121	2,062	1,791	2,121	1,791	1,945

Statement of financial position
Total assets	309,666	301,893	316,874	309,666	316,874	325,166
Total liabilities	293,087	285,657	300,998	293,087	300,998	309,009
Total equity	16,579	16,236	15,876	16,579	15,876	16,157

Capital adequacy
Common Equity Tier 1 capital ratio(8)	20.8%	20.7%	17.9%	20.8%	17.9%	16.9%
Tier 1 capital ratio(8)	20.8%	20.7%	17.9%	20.8%	17.9%	16.9%
Total capital ratio(8)	23.6%	23.5%	20.1%	23.6%	20.1%	19.2%
Leverage ratio(9)	5.0%	5.0%		5.0%		4.4%
Internal capital requirement as a percentage of Common Equity Tier 1 capital(10)	63.6%	64.3%		63.6%		75,1%

(1)         Net profit, expressed as a percentage per annum of current year’s average equity.

(2)         Net profit, excluding net results of financial transactions, expressed as a percentage per annum of current year’s average equity.

(3)         Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

(4)         New customer financing includes all new accepted loans, regardless of maturities.

(5)         Loans include all loans, including loans granted in the form of interest-bearing securities, as well as loans granted by traditional documentation. These measures reflect what management believes to be SEK’s real lending. SEK considers these amounts to be useful measurements of SEK’s credit/lending volumes. Comments on lending volumes in this report therefore relate to amounts based on this definition (see Note 4).

(6)         SEK uses a method of providing offers where binding or non-binding offers are offered. Binding offers are included in commitments.

(7)         New borrowing with maturities exceeding one year.

(8)         Capital ratios are the quotients of the relevant capital measure and the total risk exposure amount.

(9)         Common equity Tier 1 capital expressed as a percentage of an exposure measure calculated in accordance with CRR (see Note 9).

(10)  Internal capital requirement is the result of the company’s internal assessment of the capital required to cover its risks (see Note 9).

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relate to the group consisting of SEK and its consolidated subsidiaries (the “Group” or the “Consolidated Group”). The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote Aktiebolaget Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions, amounts refer to those at September 30, 2015 and in matters concerning flows, the nine-month period ended on September 30, 2015. Amounts within parentheses refer to December 31, 2014 (in matters concerning positions), or the same period (in matters concerning flows) of the preceding year.

Aktiebolaget Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Business operations

Third quarter sees higher new lending

Swedish exports have benefited from a stronger European economy and a weaker Swedish krona. Leading indicators in the third quarter, such as Sweden’s National Institute of Economic Research (NIER) industry tendency survey, show continued optimism among Swedish export businesses. However, financial market conditions have deteriorated in the summer and in early autumn, with significant declines in the stock market. This has led to increased volatility, resulting in greater uncertainty and wider credit spreads.

We continue to have good capacity for new lending. Many Swedish exporters turned to SEK for financing in the third quarter due to such challenging market conditions. We have seen an increase in lending volumes, with a particularly high demand for financing with shorter maturities. We have also continued to expand our lending to medium-sized companies, which we intend to continue throughout 2015. We have achieved significant results in this area, making a number of loans to Swedish medium-sized companies in the first three quarters of 2015, and we intend to continue to adapt our lending practices in order to reach more clients.

In the third quarter we signed a financing agreement for Brazil’s purchase of Gripen fighter planes from Saab. This is SEK’s largest ever lending transaction, amounting to approximately Skr 41.9 billion. We are providing the financing and the Swedish Export Credits Guarantee Board (EKN) is insuring the entire transaction. As a result, total new lending for the first nine months of 2015 was much higher than the same period in 2014. Total new lending to Swedish exporters and their customers in the first nine months totalled Skr 83.0 billion (9M14: Skr 42.8 billion).End-customer finance to the Swedish exporters accounted for Skr 69.4 billion (9M14: Skr 25.7 billion) and corporate lending accounted for Skr 13.5 billion (9M14: Skr 17.1 billion).

The total volume of outstanding and committed undisbursed loans amounted to Skr 270.5 billion at the end of the third quarter of 2015 (year-end 2014: Skr 234.3 billion).

New customer financing

Skr bn	Jan-Sep 2015	Jan-Sep 2014	Jan-Dec 2014
Customer financing of which:
— End-customer finance(1)	69.5	25.7	33.9
— Corporate lending(1)	13.5	17.1	23.2
Total	83.0	42.8	57.1

(1)         Of which Skr 45.6 billion (3Q14: Skr 5.6 billion, year-end 2014: Skr 7.3 billion) had not been disbursed at period end. Skr 45.1 billion (3Q14: Skr 5.3 billion, year-end 2014: Skr 6.9 billion) was attributable to end-customer finance and Skr 0.5 billion (3Q14: Skr 0.3 billion, year-end 2014: Skr 0.4 billion) to corporate lending.

New customer financing by sector

SEK’s markets for new lending, Jan-Sep 2015, Skr 83.0 Billion (9M14: Skr 42.8 Billion)

We continue to work with our prioritized sustainability issues. We are within sustainable financing developing new guidelines and are evaluating options of support systems to improve our management of both customer knowledge and sustainability risks associated with lending. We are also continuing our work with ensuring that our customers and suppliers guidelines within anti-corruption are consistent with ours.

We issued a number of bonds in this third quarter, including several borrowing transactions in AUD with relatively long maturities. We also issued a benchmark bond in August for USD 1 billion. We believe the issuance was carried out at a relatively favorable time, as financial market conditions have since deteriorated. The reasons for such deterioration are the volatility in the stock markets, uncertainty regarding whether the U.S. Federal Reserve would increase interest rates and large sales of fixed income securities by major central banks in order to defend their domestic currencies. The banks have historically supported the market by purchasing fixed income securities but are now more restricted in doing so due to capital and cost reasons.

New long-term borrowing in the first nine months of 2015 was lower than in the same period in 2014, at Skr 39.9 billion (9M14: Skr 45.0 billion). Repurchase of own debt amounted to Skr 4.4 billion (9M14: Skr 2.4 billion) and early redemption of borrowing amounted to Skr 28.0 billion (9M14: Skr 7.4 billion) for the first nine months of 2015, due to market movements.

In 2015 we have implemented capital rationalization measures by divesting the majority of our securitizations and by reducing liquidity placements.

New borrowing

Long-term borrowing

SEK’s markets for new borrowing, Jan-Sep 2015, Skr 39.9 Billion (9M14: Skr 45.0 Billion)

COMMENTS ON THE CONSOLIDATED FINANCIAL ACCOUNTS

January — September 2015

Operating profit

Operating profit for the first nine months of 2015 amounted to Skr 1,193 million (9M14: Skr 1,126 million), an increase of 6 percent compared to the same period in the previous year. The increase was mainly attributable to higher net interest revenues and reversal of prior reserves for credit losses. Net results of financial transactions decreased during the first nine months of 2015, compared to the same period in the previous year.

Operating profit, excluding net results of financial transactions, amounted to Skr 952 million (9M14: Skr 745 million), an increase of 28 percent compared to the same period in the previous year. The increase was mainly attributable to higher net interest revenues and reversal of prior reserves for credit losses.

Net interest revenues

Net interest revenues amounted to Skr 1,234 million (9M14: Skr 1,127 million), an increase of 9 percent, driven primarily by higher average lending volumes and lower borrowing costs. The decreased borrowing costs are a result of improved borrowing terms and lower financing needs, mainly attributable to decreased liquidity placements. Lower market interest rates had a negative impact on net interest revenues.

Interest-bearing assets slightly increased compared with the same period in the previous year and amounted on average to Skr 297.7 billion (9M14: Skr 293.4 billion). The amount of total loans increased compared with the first nine months of 2014 and amounted on average to Skr 216.3 billion (9M14: Skr 206.1 billion). Liquidity placements decreased as part of a more efficient use of capital and amounted on average to Skr 81.5 billion (9M14: Skr 87.3 billion).

Borrowing volume decreased to an average of Skr 270.3 billion (9M14: Skr 274.2 billion).

The average margin on assets, compared with the same period last year, has slightly increased due to the fact that the proportion of loans as part of the interest-bearing assets has increased and the margin of liquidity investments has improved. The margin on lending has been stable.

Net results of financial transactions

Net results of financial transactions amounted to Skr 241 million (9M14: Skr 381 million). This decrease, in comparison to the same period in the previous year, was attributable i.a. to a positive result from the settlement of the litigation with Lehman Brothers, which was reported during the same period in the previous year, and to a negative result from the sale of securitizations assets during the second quarter of 2015. This was offset by the increase in the fair value of debt compared to same period last year, which is mainly attributable to changes in SEK´s credit spread.

Operating expenses

Operating expenses (which includes personnel expenses, other administrative expenses and depreciation) totalled Skr -345 million (9M14: Skr -369 million), a decrease of 7 percent. This decrease is primarily due to decreased consultancy fees.

•Personnel expenses

Personnel expenses totalled Skr -211 million (9M14: Skr -211 million), unchanged compared to the same period in the previous year. During the first nine months of 2015, a reserve of Skr -7 million (9M14: Skr -2 million) was made to the general personnel incentive system. There was also a reversal of prior provisions for the general personnel incentive system related to 2014 of Skr 6 million (9M14: Skr - million). The outcome of the general personnel incentive system is based on net interest revenues and net commissions less costs, and may not exceed two months’ salary. For 2015, the system covers all permanent employees with the exception of the President, other members of the executive management and employees working in risk- and compliance functions. The amount to be paid decreases if the risk exposure amount exceeds intended levels for the period.

•Other administrative expenses

Other administrative expenses amounted to Skr -102 million (9M14: Skr -126 million), a decrease of 19 percent compared to the same period in the previous year. The decrease in other administrative expenses is mainly attributable to the fact that a higher share of consulting expenses have been used for investments in IT projects instead of IT-maintenance and operations.

•Depreciation of non-financial assets

Depreciation totalled Skr -32 million (9M14: Skr -32 million), unchanged compared to the same period in the previous year.

Net credit losses

Net credit losses for the first nine months of 2015 amounted to Skr 69 million (9M14: Skr -8 million). The change is mainly attributable to a reversal of a previous provision to the portfolio-based reserve (i.e., the reserve not attributable to a specific counterparty) of Skr 70 million, which was made during the second quarter of 2015. The reversal of the reserve is due to the fact that securitization assets were sold during the second quarter and that the risk parameters for credit risk have been revised in calculating the reserve as of June 30, 2015.

Other comprehensive income

Other comprehensive income before tax amounted to Skr -163 million during the first nine months of 2015 (9M14: Skr 435 million). Skr -189 million (9M14: Skr 435 million) of the total was attributable to items to be reclassified to operating profit and Skr 26 million

(9M14: Skr 0 million) was attributable to items not to be reclassified to operating profit.

For items to be reclassified to operating profit, Skr -22 million (9M14: Skr 49 million) was related to available-for-sale securities and Skr -167 million (9M14: Skr 386 million) was due to other comprehensive income effects related to cash flow hedges. The effect was related to reclassification from other comprehensive income to net interest revenues due to the fact that hedging instruments previously included in cash flow hedges were terminated in 2014 for strategic reasons. Items not to be reclassified to operating profit were related to revaluation of defined benefit pensions. The positive change in fair value was caused by the higher discount rate.

After-tax return on equity

After-tax return on equity amounted to 7.5 percent (9M14: 7.5 percent). After-tax return on equity, excluding net results of financial transactions, amounted to 6.0 percent (9M14: 5.0 percent).

Third quarter of 2015

Operating profit

Operating profit for the third quarter amounted to Skr 496 million (3Q14: Skr 290 million) an increase of 71 percent. The increase was mainly attributable to net results of financial transactions, which amounted to Skr 187 million (3Q14: Skr -1 million).

Operating profit, excluding net results of financial transactions, amounted to Skr 309 million (3Q14: Skr 291 million), an increase of 6 percent compared with the same period in the previous year. The increase was mainly attributable to higher net interest revenues.

Net interest revenues

Net interest revenues for the third quarter amounted to Skr 416 million (3Q14: Skr 406 million), an increase of 2 percent compared with the same period in the previous year, which is due to both higher average lending volumes and lower borrowing costs. The decreased borrowing costs are due to improved borrowing terms and lower financing needs, mainly attributable to decreased liquidity placements. Lower market rates had a negative impact on net interest revenues.

Interest-bearing assets slightly decreased compared with the same period in the previous year and amounted on average to Skr 286.9 billion (3Q14: Skr 297.7 billion). The amount of total loans increased compared with the third quarter of 2014 and amounted on average to Skr 213.3 billion (3Q14: Skr 208.1 billion). Liquidity placements decreased as part of a more efficient use of capital and amounted on average to Skr 73.6 billion (3Q14: Skr 89.5 billion). Borrowing volume decreased to an average of Skr 258.9 billion (3Q14: Skr 281.2 billion).

The average margin on assets, compared to the same period last year, has slightly increased due to the fact that the proportion of loans which are part of the interest-bearing assets has increased and the margin of liquidity investments has improved. The margin on lending has been stable.

Net results of financial transactions

Net results of financial transactions for the third quarter of 2015 amounted to Skr 187 million (3Q14: Skr -1 million). The increase in net results of financial transactions compared to the same period last year is due to the increase in the fair value of debt, which is mainly attributable to changes in SEK´s credit spread.

Operating expenses

Operating expenses (which includes personnel expenses, other administrative expenses and depreciation) totalled Skr -106 million for the third quarter (3Q14: Skr -109 million), a decrease of 3 percent. This was mainly due to lower costs for external fees.

•Personnel expenses

Personnel expenses for the third quarter amounted to Skr -63 million (3Q14: Skr -61 million) an increase of 3 percent compared to the same period in the previous year. During the third quarter of 2015, a reserve of Skr -2 million was made to the general personnel incentive system.

•Other administrative expenses

Other administrative expenses amounted to Skr -32 million (3Q14: Skr -37 million), a decrease of 14 percent compared to the same period in the previous year. The decrease in other administrative expenses is mainly attributable to the fact that a higher share of consulting expenses have been used for investments in IT projects instead of IT-maintenance and operations.

•Depreciation of non-financial assets

Depreciation for the third quarter of 2015 totalled Skr -11 million (3Q14: Skr -11 million).

Net credit losses

Net credit losses for the third quarter of 2015 amounted to Skr 1 million (3Q14: Skr -6 million). During the third quarter of 2015 no further provision was made to the portfolio-based reserve (i.e., the reserve not attributable to a specific counterparty).

Other comprehensive income

Other comprehensive income before tax amounted to Skr -65 million (3Q14: Skr 44 million). Skr -58 million (3Q14: Skr 44 million) of the total was attributable to items to be reclassified to operating profit and Skr -7 million (3Q14: Skr 0 million) was attributable to items not to be reclassified to operating profit. The negative change is due to the fact that the return on plan assets has been low. No actuarial gain or loss related to the pension liability has occurred during the third quarter of 2015. For items to be reclassified to operating profit, Skr -4 million (3Q14: Skr 16 million) was related to available-for-sale securities and Skr -54 million (3Q14: Skr 28 million) was due to other comprehensive income effects related to cash flow hedges. Such effect was attributable to the reclassification from other comprehensive income to net interest revenues due to the fact that hedging instruments previously included in cash flow hedges were terminated in 2014 for strategic reasons.

Statement of Financial Position

Total assets and liquidity placement

SEK’s total assets amounted to Skr 309.7 billion on September 30, 2015 (year-end 2014: Skr 325.2 billion), a decrease of 5 percent. The decrease is mainly due to decreased liquidity placements as part of a more efficient use of capital. The liquidity placements amounted to Skr 76.3 billion on September 30, 2015 (year-end 2014: Skr 86.6 billion).

The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 270.5 billion as of September 30, 2015 (year-end 2014: Skr 234.3 billion), an increase of 15 percent from year-end 2014. The increase is mainly attributable to the financing agreement signed with Brazil regarding its purchase of Gripen fighter planes from Saab.

Of the total amount at September 30, 2015, Skr 214.3 billion represented outstanding loans, a decrease of 2 percent from year-end 2014 (year-end 2014: Skr 218.2 billion). Of the total amount of outstanding loans, loans in the S-system amounted to Skr 46.2 billion (year-end 2014: Skr 48.3 billion), representing a decrease of 4 percent from year-end 2014.

As of September 30, 2015, the aggregate amount of outstanding offers amounted to Skr 64.3 billion, a decrease of 18 percent since year-end 2014 (year-end 2014: Skr 78.4 billion). Skr 54.8 billion (year-end 2014: Skr 74.5 billion) of outstanding offers were derived from the S-system. Skr 3.7 billion (year-end 2014: Skr 50.9 billion) of outstanding offers are binding offers and Skr 60.5 billion (year-end 2014: Skr 27.5 billion) are non-binding offers. Binding offers are included in commitments.

There has been no significant change in the composition of SEK’s counterparty exposure except that the primary part of SEK´s securitizations positions were sold during the second quarter. Of the total counterparty exposure at September 30, 2015, 51.3 percent (year-end 2014: 51.6 percent) was to states; 25.1 percent (year-end 2014: 22.8 percent) was to companies; 18.4 percent (year-end 2014: 18.3 percent) was to multilateral development banks and financial institutions; 4.8 percent (year-end 2014: 5.6 percent) was to regional governments; and 0.4 percent (year-end 2014: 1.7 percent) was to asset-backed securities. SEK’s exposure to derivative counterparties is significantly limited compared to the amount of derivatives reported among SEK’s assets because the derivatives are subject to collateral agreements. See the table “Capital requirements in accordance with Pillar 1” in Note 9.

Liabilities and equity

As of September 30, 2015, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. As a result, SEK considers all of its outstanding commitments to be covered through maturity.

In December 2014, the Swedish parliament decided that the credit facility with the Swedish National Debt Office for 2015 should amount to Skr 80 billion and only be available for loans covered by the State’s export credit support (CIRR). SEK has not yet utilized the credit facility.

Capital adequacy

SEK’s total capital ratio was 23.6 percent as of September 30, 2015 (year-end 2014: 19.2 percent) of which 20.8 percent was related to Tier 1 capital (year-end 2014: 16.9 percent). The Common Equity Tier 1 capital ratio was 20.8 percent (year-end 2014: 16.9 percent). The Common Equity Tier 1 capital ratio has been positively affected by 1.9 percentage points due to the fact that the risk parameters for credit risk have been revised during the period. During the third quarter of 2015 SEK has applied to the Swedish Financial Supervisory Authority for permission to use an internal ratings approach (IRB) for exposures to central and regional governments outside Sweden and to multilateral development banks. See Note 9 for further information on capital adequacy.

Risk factors

SEK’s future development is based on a number of factors, some of which are difficult to predict and are beyond the company’s control. These factors include the following:

•Changes in general economic business conditions including changes in the competitive situation in one or more financial markets.

•Changes and volatility in currency exchange rates, interest rates and other market factors affecting the value of SEK’s assets and liabilities.

•Changes in government policy and regulations, as well as in political and social conditions.

•Environmental and social risks connected to SEK’s lending.

SEK believes that as of the date of this report none of these factors has been significantly changed since year-end 2014 and they are not expected to have a material negative impact on the future of the company. For additional information, see also the Risk and Capital Management section in SEK’s Annual Report 2014.

Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

CONSOLIDATED STATEMENT OF COMPRE HENSIVE INCOME UNAUDITED (EXCEPT FOR JAN-DEC 2014)

Skr mn	Note	Jul-Sep 2015	Apr-Jun 2015	Jul-Sep 2014	Jan-Sep 2015	Jan-Sep 2014	Jan-Dec 2014
Interest revenues		683	706	971	2,155	2,965	3,774
Interest expenses		-267	-307	-565	-921	-1,838	-2,196
Net interest revenues		416	399	406	1,234	1,127	1,578
Net fee and commission income		-2	-2	0	-6	-5	-6
Net results of financial transactions	2	187	8	-1	241	381	506
Other operating income		—	—	—	—	—	—
Total operating income		601	405	405	1,469	1,503	2,078
Personnel expenses		-63	-70	-61	-211	-211	-313
Other administrative expenses		-32	-36	-37	-102	-126	-166
Depreciations and amortizations of non-financial assets		-11	-11	-11	-32	-32	-43
Total operating expenses		-106	-117	-109	-345	-369	-522
Operating profit before net credit losses		495	288	296	1,124	1,134	1,556
Net credit losses	3	1	66	-6	69	-8	73
Operating profit		496	354	290	1,193	1,126	1,629
Tax expenses		-102	-83	-65	-266	-252	-369
Net profit		394	271	225	927	874	1,260

Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities		-4	-37	16	-22	49	26
Derivatives in cash flow hedges		-54	-53	28	-167	386	316
Tax on items to be reclassified to profit or loss		13	20	-10	42	-96	-75
Net items to be reclassified to profit or loss		-45	-70	34	-147	339	267
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans		-7	62	0	26	0	-43
Tax on items not to be reclassified to profit or loss		1	-13	0	-6	0	10
Net items not to be reclassified to profit or loss		-6	49	0	20	0	-33

Total other comprehensive income		-51	-21	34	-127	339	234

Total comprehensive income(i)		343	250	259	800	1,213	1,494

(i) The entire profit goes to the shareholder of the Parent Company.

Skr
Basic and diluted earnings per share(ii)	99	68	56	232	219	316

(ii) Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION UNAUDITED (EXCEPT FOR JAN-DEC 2014)

Skr mn	Note	September 30, 2015	December 31, 2014
Assets
Cash and cash equivalents	4, 5, 6	14,043	7,099
Treasuries/government bonds	4, 5, 6	3,159	3,458
Other interest-bearing securities except loans	3, 4, 5, 6	42,423	66,398
Loans in the form of interest-bearing securities	4, 5, 6	50,554	53,140
Loans to credit institutions	3, 4, 5, 6	33,488	25,510
Loans to the public	3, 4, 5, 6	146,955	149,240
Derivatives	5, 6, 7	14,005	16,017
Property, plant, equipment and intangible assets		185	161
Other assets		2,635	2,053
Prepaid expenses and accrued revenues		2,219	2,090
Total assets		309,666	325,166

Liabilities and equity
Borrowing from credit institutions	5, 6	6,351	8,290
Borrowing from the public	5, 6	62	63
Senior securities issued	5, 6	251,928	273,839
Derivatives	5, 6, 7	27,010	18,886
Other liabilities		2,478	3,054
Accrued expenses and prepaid revenues		2,291	2,014
Deferred tax liabilities		782	821
Provisions		64	97
Subordinated securities issued	5, 6	2,121	1,945
Total liabilities		293,087	309,009

Share capital		3,990	3,990
Reserves		256	403
Retained earnings		12,333	11,764
Total equity		16,579	16,157

Total liabilities and equity		309,666	325,166

Collateral provided etc.
Cash collateral under the security agreements for derivative contracts		16,702	9,668
Interest-bearing securities
Subject to lending		5	113

Contingent assets and liabilities
Guarantee commitments, credits		6	8
Guarantee commitments, other		4,268	4,287

Commitments
Committed undisbursed loans		56,218	16,028
Binding offers		3,718	50,896

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY IN SUMMARY UNAUDITED (EXCEPT FOR JAN-DEC 2014)

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity January 1, 2014	14,990	3,990	152	-16	10,864
Net profit Jan-Sep 2014	874				874
Other comprehensive income Jan-Sep 2014 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	49			49
Derivatives in cash flow hedges	386		386
Tax on items to be reclassified to profit or loss	-96		-85	-11
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	0				0
Tax on items not to be reclassified to profit or loss	0				0
Total other comprehensive income Jan-Sep 2014	339		301	38	0
Total comprehensive income Jan-Sep 2014	1,213		301	38	874
Dividend	-327				-327
Closing balance of equity June 30, 2014 (1)	15,876	3,990	453	22	11,411
Opening balance of equity January 1, 2014	14,990	3,990	152	-16	10,864
Net profit Jan-Dec, 2014	1,260				1,260
Other comprehensive income Jan-Dec, 2014 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	26			26
Derivatives in cash flow hedges	316		316
Tax on items to be reclassified to profit or loss	-75		-70	-5
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-43				-43
Tax on items not to be reclassified to profit or loss	10				10
Total other comprehensive income Jan-Dec, 2014	234		246	21	-33
Total comprehensive income Jan-Dec, 2014	1,494		246	21	1,227
Dividend	-327				-327
Closing balance of equity December 31, 2014 (1)	16,157	3,990	398	5	11,764
Net profit Jan-Sep 2015	927				927
Other comprehensive income Jan-Sep 2015 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	-22			-22
Derivatives in cash flow hedges	-167		-167
Tax on items to be reclassified to profit or loss	42		37	5
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	26				26
Tax on items not to be reclassified to profit or loss	-6				-6
Total other comprehensive income Jan-Sep 2015	-127		-130	-17	20
Total comprehensive income Jan-Sep 2015	800		-130	-17	947
Dividend	-378				-378
Closing balance of equity September 30, 2015 (1)	16,579	3,990	268	-12	12,333

(1)         The entire equity is attributable to the shareholder of the Parent Company.

STATEMENT OF CASH FLOWS IN THE CONSOLIDATED GROUP UNAUDITED (EXCEPT FOR JAN-DEC 2014)

Skr mn	Jan-Sep 2015	Jan-Sep 2014	Jan-Dec 2014
Operating activities
Operating profit (1)	1,193	1,126	1,629
Adjustments to convert operating profit to cash flow:
Provision for credit losses - net	-69	10	-89
Depreciation	32	32	43
Exchange rate differences	28	-3	-5
Unrealized changes in fair value	-323	38	-57
Other	-10	167	284
Income tax paid	-298	-229	-308
Total adjustments to convert operating profit to cash flow	-640	15	-132
Disbursements of loans	-42,605	-38,745	-57,495
Repayments of loans	51,356	42,486	65,171
Net change in bonds and securities held	26,925	3,659	10,576
Derivatives relating to loans	419	75	946
Other changes — net	—	786	29
Cash flow from operating activities	36,648	9,402	20,724
Investing activities
Capital expenditures	-45	-33	-52
Cash flow from investing activities	-45	-33	-52
Financing activities
Proceeds from issuance of short-term senior debt	15,313	2,650	12,929
Proceeds from issuance of long-term senior debt	40,327	44,609	52,387
Repayments of debt	-46,420	-55,332	-67,688
Repurchase and early redemption of own long-term debt	-32,405	-9,814	-25,833
Derivatives relating to debts	-6,167	7,195	6,274
Dividend paid	-378	-327	-327
Cash flow from financing activities	-29,730	-11,019	-22,258
Net cash flow for the year	6,873	-1,650	-1,586
Exchange rate differences on cash and cash equivalents	71	190	348
Cash and cash equivalents at beginning of the period	7,099	8,337	8,337
Cash and cash equivalents at end of the period (2)	14,043	6,877	7,099
of which cash at banks	699	424	373
of which cash equivalents	13,344	6,453	6,726

(1) Interest payments received and expenses paid
Interest payments received	2,027	3,328	4,410
Interest expenses paid	1,088	2,000	2,609

(2)         Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 4.

NOTES

Note 1. Applied accounting principles and impacts from changes in accounting principles

Note 2. Net results of financial transactions

Note 3. Impairment and past-due receivables

Note 4. Loans and liquidity placements

Note 5. Classification of financial assets and liabilities

Note 6. Financial assets and liabilities at fair value

Note 7. Derivatives

Note 8. S-system

Note 9. Capital adequacy

Note 10. Exposures

Note 11. Transactions with related parties

Note 12. Events after the reporting period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles and impacts from changes in accounting principles

This condensed Interim report is presented in accordance with IAS 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) together with the interpretations from IFRS Interpretations Committee (IFRS IC), and endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

Due to organizational changes, which seeks to increase organizational efficiency, and changes in internal reporting an assessment of the reporting segments according to IFRS 8 has been conducted during this third quarter. Such assessment showed that SEK has one segment, lending, based on SEK’s mission from its owner to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms, and as such no segment information is presented. The assessment also showed that SEK’s president is the chief operating decision maker. Previously, SEK reported two segments, corporate lending and end-customer, and its executive management were identified as the chief operating decision maker. The Consolidated Group’s and the Parent Company’s accounting policies, methods of computation and presentation are, in all other material aspects, the same as those used for the 2014 annual financial statements. Changes in accounting standards have not had any impact on accounting during the first nine months of 2015. The Interim Report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2014.

Future changes to IFRS

IFRS 9 Financial instruments covering classification and measurement, impairment and general hedge accounting was adopted by IASB in 2014. The adoption of IFRS 9 is mandatorily effective from January 1, 2018, with early adoption permitted. The standard has not yet been approved by the EU. SEK has started the process of evaluating the potential effect of this standard, but has not yet determined any conclusions regarding the effects on SEK’s financial statements, capital adequacy or large exposures.

The IASB has also adopted IFRS 15 Revenue from Contracts with Customers applicable from January 1, 2018. The standard has not yet been approved by the EU. IFRS 15 is not expected to have any material effects on SEK’s financial statements, capital adequacy or large exposures.

There are no other IFRS or IFRS IC interpretations that are not yet applicable that would be expected to have a material impact on SEK’s financial statements, capital adequacy or large exposures.

Note 2. Net results of financial transactions

Skr mn	Jul-Sep 2015	Apr-Jun 2015		Jul-Sep 2014		Jan-Sep 2015		Jan-Sep 2014		Jan-Dec 2014
Net results of financial transactions related to:
Derecognition of financial instruments not measured at fair value through profit or loss	15	-130	(1)	8		-113	(1)	102		147

Financial assets or liabilities at fair value through profit or loss	120	47		-48	(2)	260		172	(2),(3)	185	(2),(3)

Financial instruments under fair-value hedge accounting	52	81		51		100		116	(3)	203	(3)

Ineffectiveness of cash flow hedges that have been reported in the profit or loss (4)	—	—		2		—		7		7

Currency exchange effects on all assets and liabilities excl. currency exchange effects related to revaluation at fair value	0	10		-14		-6		-16		-36
Total net results of financial transactions	187	8		-1		241		381		506

(1)         During the second quarter 2015, SEK’s holdings of asset-backed securities were terminated, which affected the net results of financial transactions negatively by Skr 130 million.

(2)         In April 2012, the Swiss company Lehman Brothers Finance AG (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) filed a lawsuit against SEK with the Stockholm District Court. In June 2014, the dispute was finally settled and in September 2014, SEK received certain distributions from other entities in the former Lehman Brothers group, that, in total, affected the net results of financial transactions positively by Skr 317 million, of which Skr 27 million was in the third quarter.

(3)         During the first quarter 2014 SEK adopted new interest rate curves in order to better account for market differences in the pricing of three- and six month flows. The improved methodology resulted in a positive impact on operating income.

(4)         During 2014, derivatives designated as hedging instruments in cash flow hedges were terminated and the hedging designations were discontinued. The close out of the hedging instruments did not affect Net results of financial transactions.

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur, mainly related to changes in credit spreads on SEK’s own debt and basis-spreads, and recognized in net results of financial transactions, which could be significant in a single reporting period, will not affect earnings over time since the changes in the instrument’s market value will be zero if it is held to maturity. Realized gains or losses could occur if SEK repurchases own debt or if lending is repaid early and the related hedging instruments are terminated prematurely.

Note 3. Impairment and past-due receivables

Skr mn	Jul-Sep 2015	Apr-Jun 2015		Jul-Sep 2014	Jan-Sep 2015		Jan-Sep 2014		Jan-Dec 2014
Credit losses(1)	0	0		-10	0		-31		-30
Reversal of previous write-downs(1),(2)	1	276	(4)	4	279	(4)	280	(3)	378	(3),(5)
Net impairments and reversals	1	276		-6	279		249		348
Established losses(2)	0	-211	(4)	0	-211	(4)	-259	(3)	-277	(3),(5)
Recovered credit losses	0	1		1	1		2		2
Net credit losses	1	66		-5	69		-8		73
of which related to loans(6)	1	66		-7	68		-17		11
of which related to liquidity placements(6)	0	0		2	1		9		62

Reserve of impairment of financial assets
Opening balance	-203	-482		-523	-464		-757		-757
Reserves used to cover write-downs	-1	-8		0	-9		-5		-5
Net impairments and reversals	1	276		-6	279		249		348
Currency effects(7)	0	11		-16	-9		-32		-50
Closing balance	-203	-203		-545	-203		-545		-464
of which related to loans(6)	-189	-189		-283	-189		-283		-236
of which related to liquidity placements(6)	-14	-14		-262	-14		-262		-228

(1)         The amount for the six month period includes a reversal of Skr 70 million related to bad debts not linked to a specific counterparty (9M14: A provision of Skr 30million). As a result, the provision for bad debts not linked to a specific counterparty now amounts to Skr 170 million (year-end 2014: Skr 240 million). The reversal of the reserve was due to the sale of positions in the securitization transactions that occurred during the second quarter and adjustment in the calculation of the risk parameters for credit risk in the calculation of the reserve. The provision for bad debts not linked to a specific counterparty relates to the deterioration in credit quality of not individually reserved for assets. SEK establishes the reserve according to a methodology based on both quantitative and qualitative analysis of all exposures accounted for at amortized cost.

(2)         SEK has previously had two assets in the form of CDOs, which are first-priority-tranches with end-exposure to the U.S. sub-prime market, see footnotes 3 and 4 below.

(3)         Underlying assets, concerning one of these CDOs, were liquidated during the period April-June 2014 and the final payment for the CDO has been obtained. The provision Skr 268 million related to the CDO was dissolved, the established loss amounted to Skr 259 million.

(4)         For the other CDO, part of the provision was reversed in connection with an amortization during the fourth quarter of 2014. A reversal of Skr 206 million (9M14: Skr 4 million) was recorded during April-June 2015 in relation to the remaining CDO and the established loss amounted to Skr 211 million (9M14: Skr - million). Consequently the provision for this CDO was dissolved (year-end 2014: Skr 189 million). Gross book value before impairment was Skr 222 million at year-end 2014.

(5)         SEK has had a restructured receivable where final settlement occurred during the fourth quarter, 2014. The result of the final settlement came to a reversal of Skr 46 million, and an established loss of Skr 18 million during the period January—December 2014. This reversal is included in reversal of previous write-downs.

(6)         See Note 4 for definitions.

(7)         Currency effects are reported within Net results of financial transactions (see further Note 2).

Past-due receivables

Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

Skr mn	September 30, 2015	December 31, 2014
Past-due receivables:
Aggregate amount of principal and interest less than, or equal to, 90 days past-due	200	5
Aggregate amount of principal and interest more than 90 days past-due(1),(2)	263	11
Principal amount not past-due on such receivables(2)	2,792	144

(1)         Of the aggregate amount of principal and interest past due, Skr 65 million (year-end 2014: Skr 10 million) was due for payment more than three but less than, or equal to, six months before the end of the reporting period, Skr 198 million (year-end 2014: Skr 1 million) was due for payment more than six but less than, or equal to, nine months before the end of the reporting period, and Skr 0 million (year-end 2014: Skr 0 million) was due for payment more than nine months before the end of the reporting period.

(2)         As of September 30, 2015, SEK has a large unsettled amount, which represents the main part of total loans outstanding. The loan in question is fully covered by adequate guarantees and therefore no loan loss reserve has been made.

Note 4. Loans and liquidity placements

Loans in the form of interest-bearing securities are a part of SEK’s total loans. SEK’s total loans and liquidity placements are calculated as follows:

Skr mn	September 30, 2015	December 31, 2014
Loans:
Loans in the form of interest-bearing securities	50,554	53,140
Loans to credit institutions	33,488	25,510
Loans to the public	146,955	149,240
Less:
Cash collateral under the security agreements for derivative contracts	-16,702	-9,668
Deposits with time to maturity exceeding three months	0	0
Total loans	214,295	218,222

Liquidity placements:
Cash and cash equivalents(1)	14,043	7,099
Cash collateral under the security agreements for derivative contracts	16,702	9,668
Deposits with time to maturity exceeding three months	0	0
Treasuries/government bonds	3,159	3,458
Other interest-bearing securities except loans	42,423	66,398
Total liquidity placements	76,327	86,623

Total interest-bearing assets	290,622	304,845

(1)         Cash and cash equivalents include, in this context, cash at banks where amounts can be immediately converted into cash and short-term deposits where the time to maturity does not exceed three months from trade date.

Note 5. Classification of financial assets and liabilities

Financial assets by accounting category

	September 30, 2015
		Financial assets at fair value through profit or loss
Skr mn	Total	Held-for- trading(2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables(1)
Cash and cash equivalents	14,043	—	—	—	—	14,043
Treasuries/government bonds	3,159	—	—	—	3,159	—
Other interest-bearing securities except loans(3)	42,423	—	1,617	—	39,907	899
Loans in the form of interest-bearing securities	50,554	—	759	—	—	49,795
Loans to credit institutions	33,488	—	—		—	33,488
Loans to the public	146,955	—	—	—	—	146,955
Derivatives(4)	14,005	5,617	—	8,388	—	—
Total financial assets	304,627	5,617	2,376	8,388	43,066	245,180

Financial liabilities by accounting category

	September 30, 2015
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held-for- trading(2)	Designated upon initial recognition (FVO)(6)	Derivatives used for hedge accounting	Other financial liabilities(4)
Borrowing from credit institutions	6,351	—	—	—	6,351
Borrowing from the public	62	—	—	—	62
Senior securities issued(7)	251,928	—	64,089	—	187,839
Derivatives(4)	27,010	20,939	—	6,071	—
Subordinated securities issued	2,121	—	—	—	2,121
Total financial liabilities	287,472	20,939	64,089	6,071	196,373

Financial assets by accounting category

	December 31, 2014
		Financial assets at fair value through profit or loss
Skr mn	Total	Held-for- trading(2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables(1)
Cash and cash equivalents	7,099	—	—	—	—	7,099
Treasuries/government bonds	3,458	—	—	—	3,458	—
Other interest-bearing securities except loans	66,398	—	1,670	—	57,320	7,408
Loans in the form of interest-bearing securities	53,140	—	1,358	—	—	51,782
Loans to credit institutions	25,510	—	—	—	—	25,510
Loans to the public	149,240	—	—	—	—	149,240
Derivatives(4)	16,017	9,042	—	6,975	—	—
Total financial assets	320,862	9,042	3,028	6,975	60,778	241,039

Financial liabilities by accounting category

	December 31, 2014
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held-for- trading(2)	Designated upon initial recognition (FVO)(6)	Derivatives used for hedge accounting	Other financial liabilities(4)
Borrowing from credit institutions	8,290	—	—	—	8,290
Borrowing from the public	63	—	—	—	63
Senior securities issued(7)	273,839	—	82,262	—	191,577
Derivatives(4)	18,886	13,319	—	5,567	—
Subordinated securities issued	1,945	—	—	—	1,945
Total financial liabilities	303,023	13,319	82,262	5,567	201,875

(1)         Of loans and receivables, 8 percent (year-end 2014: 9 percent) are subject to fair-value hedge accounting. The remaining 92 percent (year-end 2014: 91 percent) are not subject to hedge accounting and are therefore valued at amortized cost. During the third quarter 2014, the derivatives designated as hedging instruments in cash flow hedges were terminated and the hedging designations were discontinued.

(2)         No assets were classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS39.

(3)         During the second quarter of 2015 most of the Asset Backed Securities were sold. The remaining assets have been reclassified from loans and receivables to available-for-sale.

(4)         The derivatives’ fair value originating from credit risk amounted to Skr -23 million as of September 30, 2015. The change for the period January 1 to September 30, 2015, amounted to Skr -5 million, which had a negative effect on operating profit. The valuation is made on the counterparty level.

(5)         Of other financial liabilities, 77 percent (year-end 2014: 71 percent) are subject to fair-value hedge accounting, the remaining 23 percent (year-end 2014: 29 percent) are not subject to hedge accounting and are therefore valued at amortized cost.

(6)         Accumulated changes in the fair value of financial liabilities attributable to changes in SEK’s credit risk amounted to Skr -409 million (year-end 2014: Skr -471 million), which represents a cumulative increase in the book value of liabilities. For the period January 1 to September 30, 2015, the credit spread component has decreased by Skr 62 million, which decreased the value of financial liabilities and affected operating profit positively. For the period January 1 to September 30, 2014, the credit risk component increased by Skr 162 million, which increased the value of financial liabilities and affected operating profit negatively.

(7)         Repayments of long-term debt amounting to approximately Skr -46.4 billion (9M14: Skr -55.3 billion) have been effectuated during the nine-month period and SEK’s own debt repurchase and early redemption amounted to approximately Skr -32.4 billion (9M14: Skr -9.8 billion).

Note 6. Financial assets and liabilities at fair value

	September 30, 2015
			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	14,043	14,043	0
Treasuries/governments bonds	3,159	3,159	0
Other interest-bearing securities except loans	42,423	42,462	39
Loans in the form of interest-bearing securities	50,554	51,398	844
Loans to credit institutions	33,488	33,588	100
Loans to the public	146,955	149,385	2,430	(1)
Derivatives	14,005	14,005	0
Total financial assets	304,627	308,040	3,413

Borrowing from credit institutions	6,351	6,351	0
Borrowing from the public	62	62	0
Senior securities issued	251,928	253,051	1,123
Derivatives	27,010	27,010	0
Subordinated securities issued	2,121	2,124	3
Total financial liabilities	287,472	288,598	1,126

(1)         The surplus value is mainly related to CIRR loans within the S-system. See note 8 for more information regarding the S-system.

	December 31, 2014
			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	7,099	7,099	0
Treasuries/governments bonds	3,458	3,458	0
Other interest-bearing securities except loans	66,398	66,292	-106
Loans in the form of interest-bearing securities	53,140	54,664	1,524
Loans to credit institutions	25,510	25,533	23
Loans to the public	149,240	151,543	2,303	(1)
Derivatives	16,017	16,017	0
Total financial assets	320,862	324,606	3,744

Borrowing from credit institutions	8,290	8,350	60
Borrowing from the public	63	63	0
Senior securities issued	273,839	275,249	1,410
Derivatives	18,886	18,886	0
Subordinated securities issued	1,945	1,937	-8
Total financial liabilities	303,023	304,485	1,462

(1)         The surplus value is mainly related to CIRR loans within the S-system. See note 8 for more information regarding the S-system.

The best evidence of fair value is quoted prices in an active market. The majority of SEK’s financial instruments are not publicly traded, and quoted market values are not readily available. Fair value measurements are categorized using a fair value hierarchy. The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy that reflects the significance of inputs. The categorization of these instruments is based on the lowest level of input that is significant to the fair value measurement in its entirety.

SEK uses the following hierarchy for determining and disclosing the fair value of financial instruments based on valuation techniques:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

SEK recognizes transfers between levels of the fair value hierarchy in the beginning of the reporting period in which the change has occurred. For all classes of financial instruments (assets and liabilities), fair value is established by using internally established valuation models, externally established valuation models, and quotations furnished by external parties. If the market for a financial instrument is not active, fair value is established by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been at the measurement date in an arm’s length exchange based on normal business terms and conditions. Valuation techniques include using recent arm’s length market transactions between professional, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Periodically, the valuation techniques are calibrated and tested for validity using prices from observable current market transactions in the same instruments or based on any available observable market data.

In calculating fair value, SEK seeks to use observable market quotes (market data), where possible, to best reflect the market’s view on prices. These market quotes are used, directly or indirectly, in quantitative models for the calculation of fair value. Examples of the indirect use of market data are:

• the derivation of discount curves from observable market data, which is interpolated to calculate the non-observable data points, and

• quantitative models, which are used to calculate the fair value of a financial instrument, where the model is calibrated so that available market data can be used to recreate observable market prices on similar instruments.

In some cases, due to low liquidity in the market, there is no access to observable market data. In these cases, SEK follows market practice by basing its valuations on:

• historically observed market data. One example is a valuation depending on the correlation between two exchange rates, where the correlation is determined by time series analysis.

• similar observable market data. One example is SEK’s valuation of the volatility of a stock option whose maturity is longer than the longest option for which observable market quotes are available. In such a case, SEK extrapolates a value based on the observable market quotes for shorter maturities.

For observable market data, SEK uses third-party information based on purchased contracts (such as that available from Reuters and Bloomberg). This type of information can be divided into two groups, with the first group consisting of directly observable prices and the second of market data calculated from the observed prices.

Examples from the first group are — for various currencies and maturities — currency rates, stock prices, share index levels, swap prices, future prices, basis spreads and bond prices. The discount curves that SEK uses, which are a cornerstone of valuation at fair value, are constructed from observable market data.

Examples from the second group are the standard forms of quotes, such as call options in the foreign exchange market quoted through volatility which is calculated by “Black-Scholes model”. Further examples from this group are — for various currencies and maturities — currency volatility, swap volatility, cap/floor volatilities, stock volatility, dividend schedules for equity and credit default swap spreads. SEK continuously ensures the high quality of market data, and in connection with the financial reporting a thorough validation of market data is performed quarterly.

For transactions that cannot be valued based on observable market data, the use of non-observable market data is necessary. Examples of non-observable market data are discount curves created using observable market data that are extrapolated to calculate non-observable interest rates, correlations between different underlying market parameters and volatilities at long maturities. Non-observable market data as SEK’s own creditworthiness are assessed by recent transactions of SEK’s issues, or if no continuous flow of new transactions exist, spreads against other similar issuers, in those cases when observable prices in the secondary market are not available. Fair value adjustments applied by SEK reflect additional factors that market participants take into account and that are not captured by the valuation model. Management assesses level of fair value adjustments to reflect counterparty risk, SEK’s own creditworthiness and unobservable parameters, where relevant.

The use of a valuation model demands a validation and thereafter an approval. The validation is conducted by Risk Control to ensure an independent control. The Board’s Finance- and Risk Committee makes decisions regarding the approval of (or changes to) the valuation model.  In addition, the Finance and Risk Committee approves all models for the valuation of financial instruments at least annually. Analysis of significant unobservable inputs, fair value adjustments and significant changes to the fair value of level-3-instruments are conducted quarterly in an assessment of the reasonableness of the valuation model. The valuation result is analyzed and approved by persons responsible for valuation and accounting, and discussed with the Audit Committee quarterly, in connection with the filing of SEK’s interim reports.

Determination of fair value of certain types of financial instruments

Derivative instruments. Derivative instruments are carried at fair value, and fair value is calculated based upon internally established valuations, external valuation models, quotations furnished by external parties or dealers in such instruments or market quotations. When calculating fair value for derivative instruments, the impact on the fair value of the instrument related to counterparty credit risk is based on publicly quoted prices on credit default swaps of the counterparty, if such prices are available.

Issued debt instruments. When calculating the fair value of issued debt instruments, the effect on the fair value of SEK’s own credit risk is assessed based on internally established models founded on observations from different markets. The models used include both observable and non-observable parameters for valuation.

Issued debt instruments that are hybrid instruments with embedded derivatives. SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using derivatives in order to obtain effective economic hedges.  These hybrid debt instruments are classified as financial assets and financial liabilities measured at fair value through profit or loss and therefore the embedded derivatives are not separated. As there are no quoted market prices for these instruments, valuation models are used to calculate fair value. The gross value of these instruments and derivatives which effectively hedge each other requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumption were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of credit spreads on SEK’s own debt and basis spreads (which can be considerable); such changes in fair value would generally offset each other.

Financial assets in fair value hierarchy

	September 30, 2015
	Financial assets at fair value through profit or loss				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	3,159	—	—	3,159
Other interest-bearing securities except loans	1,238	119	260	1,617	1,288	38,619	—	39,907
Loans in the form of interest-bearing securities	282	477	—	759	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	13	11,840	2,152	14,005	—	—	—	—
Total financial assets in fair value hierarchy	1,533	12,436	2,412	16,381	4,447	38,619	—	43,066

Financial liabilities in fair value hierarchy

	September 30, 2015
	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	23,036	41,053	64,089
Derivatives	29	20,720	6,261	27,010
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hierarchy	29	43,756	47,314	91,099

During the period January to September 2015 no assets or liabilities were transferred from Level 1 to Level 2. Transfers to and from Level 3 of both assets and liabilities totalled Skr 22 million and Skr 214 million due to review of underlying valuation parameters.

Financial assets in fair value hierarchy

	December 31, 2014
	Financial assets at fair value through profit or loss				Available-for-Sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	3,458	—	—	3,458
Other interest-bearing securities except loans	1,291	113	266	1,670	1,321	55,999	—	57,320
Loans in the form of interest-bearing securities	855	503	—	1,358	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	12	12,439	3,566	16,017	—	—	—	—
Total financial assets in fair value hierarchy	2,158	13,055	3,832	19,045	4,779	55,999	—	60,778

Financial liabilities in fair value hierarchy

	December 31, 2014
	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	27,504	54,756	82,260
Derivatives	44	15,624	3,218	18,886
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hierarchy	44	43,128	57,974	101,146

During the period January to December 2014 no assets or liabilities were transferred from Level 1 to Level 2. Transfers to Level 3 of both assets and liabilities totalled Skr 8 million due to review of underlying valuation parameters.

Financial assets at fair value in Level 3

	September 30, 2015
Skr mn	January 1, 2015	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (-) through profit or loss(1)	Gains and losses in comprehensive income	September 30, 2015	Unrealized gains (+) and losses (-) through profit or loss(1)
Other interest-bearing securities except loans	266	—	—	—	—	-6	—	260	-6
Loans in the form of interest-bearing securities	—	—	—	—	—	—	—	—	—
Derivatives	3,566	30	-1,839	22	—	373	—	2,152	-708
Total financial assets at fair value in Level 3	3,832	30	-1,839	22	—	367	—	2,412	-714

Financial liabilities at fair value in Level 3

	September 30, 2015
Skr mn	January 1, 2015	Issues	Settlements & buy- backs	Transfers to Level 3	Transfers from Level 3	Gains (-) and losses (+) through profit or loss(1)	Gains and losses in comprehensive income	September 30, 2015	Unrealized gains (-) and losses (+) through profit or loss(1)
Senior securities issued	54,756	13,155	-28,005	214	—	932	—	41,053	-3,955
Derivatives	3,218	1,076	-665	—	—	2,633	—	6,261	3,103
Total financial liabilities at fair value in Level 3	57,974	14,231	-28,670	214	—	3,565	—	47,314	-852

Financial assets at fair value in Level 3

	December 31, 2014
Skr mn	January 1, 2014	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (-) through profit or loss(1)	Gains and losses in comprehensive income	December 31, 2014	Unrealized gains (+) and losses (-) through profit or loss(1)
Other interest-bearing securities except loans	262	—	—	—	—	4	—	266	5
Loans in the form of interest-bearing securities	—	—	—	—	—	—	—	—	—
Derivatives	3,631	-20	-1,453	—	—	1,408	—	3,566	3,114
Total financial assets at fair value in Level 3	3,893	-20	-1,453	—	—	1,412	—	3,832	3,119

Financial liabilities at fair value in Level 3

	December 31, 2014
Skr mn	January 1, 2014	Issues	Settlements & buy- backs	Transfers to Level 3	Transfers from Level 3	Gains (-) and losses (+) through profit or loss(1)	Gains and losses in comprehensive income	December 31, 2014	Unrealized gains (-) and losses (+) through profit or loss(1)
Senior securities issued	55,393	11,419	-24,316	8	—	12,252	—	54,756	3,803
Derivatives	3,508	920	-460	0	—	-750	—	3,218	-23
Total financial liabilities at fair value in Level 3	58,901	12,339	-24,776	8	—	11,502	—	57,974	3,780

(1)              Gains and losses through profit or loss, including the impact of exchange rates, is reported as net results of financial transactions. The unrealized fair value changes for assets and liabilities held as of September 30, 2015 amount to Skr 0.0 billion loss (year-end 2014: Skr 0.7 billion loss) and are reported as net results of financial transactions.

Uncertainty of valuation of level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of Level 3-instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of Level 3-instruments using other established parameter values. Option models and discounted cash flows are used to value the instruments in Level 3. For Level 3-instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made by an interest rate shift of +/– 10 basis points. For the Level 3-instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The base for this sensitivity analysis is therefore revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/– 10 percentage points. After the revaluation is performed, the max/min value for each transaction is singled out. For Level 3- instruments that are significantly affected by non-observable market data, such as SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change of SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition to this, the market value will be affected by observable market data.

The result is consistent with SEK’s business model where debt securities connected with derivatives are hedged by using the derivative. This means that an increase or decrease in the value of the hybrid instrument excluding SEK’s own credit spread is offset by an equally large increase or decrease of the embedded derivative, as the underlying reference in the bond is also a part of the derivative.

Sensitivity analysis - Level 3 assets

	September 30, 2015
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min

Interest rate	260	Credit spreads	10BP - (10BP)	Discounted cash flow	0	0

Sum other interest-bearing securities except loans	260				0	0

Equity	204	Correlation	0.66 - (0.41)	Option Model	0	0

Interest rate	1,172	Correlation	0.16 - (0.16)	Option Model	-188	179

FX	767	Correlation	0.65 - (0.73)	Option Model	8	-7

Other	9	Correlation	0.81 - (0.35)	Option Model	-1	1

Sum derivatives	2,152				-181	173
Sum assets	2,412				-181	173

Sensitivity analysis - Level 3 liabilities

	September 30, 2015
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min

Equity	-11,229	Correlation	0.66 - (0.41)	Option Model	9	-9
		Credit spreads	10BP - (10BP)	Discounted cash flow	18	-18
Interest rate	-25,606	Correlation	0.16 - (0.16)	Option Model	188	-177
		Credit spreads	10BP - (10BP)	Discounted cash flow	105	-105
FX	-3,991	Correlation	0.65 - (0.73)	Option Model	-58	54
		Credit spreads	10BP - (10BP)	Discounted cash flow	95	-95
Other	-227	Correlation	0.81 - (0.35)	Option Model	1	-1
		Credit spreads	10BP - (10BP)	Discounted cash flow	6	-6
Sum senior securities issued	-41,053				364	-357

Equity	-2,372	Correlation	0.66 - (0.41)	Option Model	-10	10

Interest rate	-2	Correlation	0.16 - (0.16)	Option Model	2	1

FX	-3,725	Correlation	0.65 - (0.73)	Option Model	47	-44

Other	-162	Correlation	0.81 - (0.35)	Option Model	0	0

Sum derivatives	-6,261				39	-33
Sum liabilities	-47,314				403	-390

Total effect on profit or loss(2)					222	-217

(1)         Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the  security and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and —0.1. The correlation is expressed as a value between 1 and —1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to —1. The table presents the scenario analysis of the effect on Level 3 instruments, with maximum positive and negative changes.

(2)         Of the total impact on profit or loss, the sensitivity effect of SEK’s own credit spread was Skr 224 million under a maximum scenario and Skr -224 million under a minimal scenario.

Sensitivity analysis - Level 3 assets

	December 31, 2014
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min

Interest rate	266	Credit spreads	10BP - (10BP)	Discounted cash flow	-1	1

Sum other interest-bearing securities except loans	266				-1	1

Equity	372	Correlation	0.76 - (0.46)	Option Model	0	0

Interest rate	2,064	Correlation	0.11 - (0.20)	Option Model	-186	169

FX	1,120	Correlation	0.77 - (0.59)	Option Model	21	-20

Other	10	Correlation	0.87 - (0.59)	Option Model	0	1

Sum derivatives	3,566				-165	150
Sum assets	3,832				-166	151

Sensitivity analysis - Level 3 liabilities

	December 31, 2014
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min

Equity	-9,919	Correlation	0.76 - (0.46)	Option Model	3	-2
		Credit spreads	10BP - (10BP)	Discounted cash flow	9	-9
Interest rate	-28,214	Correlation	0.11 - (0.20)	Option Model	188	-170
		Credit spreads	10BP - (10BP)	Discounted cash flow	124	-124
FX	-16,245	Correlation	0.77 - (0.59)	Option Model	-63	63
		Credit spreads	10BP - (10BP)	Discounted cash flow	84	-84
Other	-377	Correlation	0.87 - (0.59)	Option Model	0	-1
		Credit spreads	10BP - (10BP)	Discounted cash flow	12	-12
Sum senior securities issued	-54,755				357	-339

Equity	-1,201	Correlation	0.76 - (0.46)	Option Model	-2	1

Interest rate	-3	Correlation	0.11 - (0.20)	Option Model	-6	5

FX	-1,892	Correlation	0.77 - (0.59)	Option Model	39	-41

Other	-123	Correlation	0.87 - (0.59)	Option Model	0	0

Sum derivatives	-3,219				31	-35
Sum liabilities	-57,974				388	-374

Total effect on profit or loss(2)					222	-223

(1)         Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the security and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and —0.1. The correlation is expressed as a value between 1 and —1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to —1. The table presents the scenario analysis of the effect on Level 3 instruments, with maximum positive and negative changes.

(2)         Of the total impact on profit or loss, the sensitivity effect of SEK’s own credit spread was Skr 228 million under a maximum scenario and Skr -228 million under a minimal scenario.

Note 7. Derivatives

Derivatives by categories

	September 30, 2015			December 31, 2014
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	5,428	9,054	214,946	6,421	7,730	204,820
Currency-related contracts	8,022	14,805	136,616	8,759	9,349	151,933
Equity-related contracts	546	2,981	17,321	819	1,416	15,453
Contracts related to commodities, credit risk, etc.	9	170	2,119	18	391	3,674
Total derivatives	14,005	27,010	371,002	16,017	18,886	375,880

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

SEK uses derivatives (primarily) to hedge risk exposure inherent in financial assets and liabilities. Derivatives are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK uses models to adjust the fair value of the net exposure for changes in counterparties’ credit quality. The models used include both directly observable and non-observable market parameters.

Some credit default swap contracts are derivatives and are accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of September 30, 2015, the total nominal amount of financial guarantees documented as derivatives and classified as financial guarantees was Skr 3,545 million (year-end 2014: Skr 4,854 million).

The majority of SEK’s derivative contracts are what are known as OTC (over the counter) derivatives, i.e. derivative contracts that are not transacted on a regulated market, for example through a clearinghouse (CCP) or a stock exchange. SEK’s derivative transactions that are not transacted on a regulated market are entered into under ISDA Master Netting Agreements. In general, under such agreements the amounts owed by each counterparty that are due on a single day in respect of all transactions outstanding in the same currency under the agreement are aggregated into a single net amount payable by one party to the other. In certain circumstances, for example when a credit event such as a default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is due or payable in settlement of all transactions. SEK endeavors to only enter into derivatives transactions with counterparties in jurisdictions where such netting is enforceable when such events occur.

The above ISDA arrangements do not meet the criteria for offsetting in the statement of financial position. This is because such agreements create a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of SEK or the counterparties. In addition, SEK and its counterparties do not intend to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

The ISDA Master Netting Agreements are complemented by supplementary agreements providing for the collateralization of counterparty exposure. SEK receives and accepts collateral in the form of cash and, to a limited extent, government bonds. Such collateral is subject to the standard industry terms of the ISDA Credit Support Annex.

Note 8. S-system

SEK administers, for compensation, the Swedish State’s export credit support system, and the State’s related concessionary credit program (together referred to as the “S-system”). In accordance with its assignment in the owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the S-system. See Note 1(d) in the Annual Report for 2014.

The remuneration from the S-system to SEK in accordance with the owner’s instruction is shown as a part of interest revenues in the statement of comprehensive income for SEK. The assets and liabilities of the S-system are included in SEK’s statement of financial position.

Statement of Comprehensive Income for the S-system

Skr mn	Jul-Sep 2015	Apr-Jun 2015	Jul-Sep 2014	Jan-Sep 2015	Jan-Sep 2014	Jan-Dec 2014
Interest revenues	306	308	288	923	825	1,112
Interest expenses	-250	-246	-256	-745	-705	-972
Net interest revenues	56	62	32	178	120	140
Interest compensation	1	11	13	12	23	32
Remuneration to SEK(1)	-31	-31	-30	-94	-86	-117
Foreign exchange effects	0	0	-1	0	-1	-2
Reimbursement to (-) / from (+) the State	-26	-42	-14	-96	-56	-53
Operating profit	0	0	0	0	0	0

(1)         The remuneration from the S-system to SEK is shown as a part of interest revenues in the statement of comprehensive income for SEK.

Statement of Financial Position for the S-system (included in SEK’s statement of financial position)

Skr mn	September 30, 2015	December 31, 2014
Cash and cash equivalents	2	25
Loans	46,239	48,298
Derivatives	7	75
Other assets	2,223	1,211
Prepaid expenses and accrued revenues	202	302
Total assets	48,673	49,911

Liabilities	46,282	48,271
Derivatives	2,110	1,230
Accrued expenses and prepaid revenues	281	410
Equity	—	—
Total liabilities and equity	48,673	49,911

Commitments
Committed undisbursed loans	47,104	7,528
Binding offers	2,350	49,833

Results under the S-system by type of CIRR loans (Commercial Interest Reference Rate)

Skr mn	Jul-Sep 2015	Apr-Jun 2015	Jul-Sep 2014	Jan-Sep 2015	Jan-Sep 2014	Jan-Dec 2014
Net interest revenues	69	74	43	216	153	185
Interest compensation	1	11	13	12	23	32
Remuneration to SEK	-30	-30	-29	-92	-84	-115
Foreign exchange effects	0	0	-1	0	-1	-2
Results under the S-system by CIRR loans	40	55	26	136	91	100

Results under the S-system by type of loan Concessionary loans

Skr mn	Jul-Sep 2015	Apr-Jun 2015	Jul-Sep 2014	Jan-Sep 2015	Jan-Sep 2014	Jan-Dec 2014
Net interest revenues	-13	-12	-11	-38	-33	-45
Interest compensation	—	—	—	—	—	—
Remuneration to SEK	-1	-1	-1	-2	-2	-2
Foreign exchange effects	—	—	—	—	—	—
Results under the S-system by Concessionary loans	-14	-13	-12	-40	-35	-47
Total comprehensive income in the S-system which represents net remuneration to the State (+) net remuneration to SEK (-)	26	42	14	96	56	53

Note 9. Capital adequacy

The total capital ratio of SEK as a consolidated financial entity, calculated according to the Capital Requirements Regulation (CRR(1)) which came into force on January 1, 2014, was 23.6 percent as of September 30, 2015 (year-end 2014: 19.2 percent). The Tier 1 capital ratio was 20.8 percent (year-end 2014: 16.9 percent) and the Common Equity Tier 1 capital ratio was 20.8 percent (year-end 2014: 16.9 percent). As of September 30, 2015, the Basel I floor increased the total capital requirement resulting in a total capital ratio of 22.9 percent (year-end 2014: 19.2 percent). The capital requirement according to the internal ratings based approach (IRB) for exposures to corporate and financial institutions has decreased due to adjustments of the risk parameters during the second quarter of 2015 and, to a lesser extent, during the third quarter of 2015. The Common Equity Tier 1 capital ratio is 1.9 percentage points higher due to the adjustments. For further information on capital adequacy, risks, and CRR, see the section “Risk and capital management” in SEK’s Annual Report for 2014.

(1)         Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012.

Own funds — Adjusting items

Skr mn	September 30, 2015	December 31, 2014
Share capital	3,990	3,990
Retained earnings	11,404	10,522
Accumulated other comprehensive income and other reserves	258	385
Independently reviewed profit net of any forseeable charge or dividend	648	882
Common Equity Tier 1 (CET1) capital before regulatory adjustments	16,300	15,779
Additional value adjustments due to prudent valuation(2)	-497	-560
Intangible assets	-164	-135
Fair value reserves related to gains or losses on cash flow hedges	-265	-386
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	306	366
Exposure amount of securitization positions which qualify for a RW of 1,250%(1)	—	-216
Regulatory adjustments relating to unrealized gains pursuant to Article 468 CRR(2)	—	-62
Total regulatory adjustments to Common Equity Tier 1 capital	-620	-993
Total Common Equity Tier 1 capital	15,680	14,786
Additional Tier 1 capital	—	—
Total Tier 1 capital	15,680	14,786
Tier-2-eligible subordinated debt	2,097	1,953
Credit risk adjustments(3)	17	51
Total Tier 2 capital	2,114	2,004
Total Own funds	17,794	16,790

Total Own funds according to Basel I floor	17,777	16,739

(1)         In accordance with CRR, securitized assets with a risk weight of 1,250 percent are deducted from own funds, as an alternative to calculating risk exposure amounts for those assets. The deducted amount is the net booked value for such assets.

(2)         In accordance with FFFS 2014:12, unrealized gains on assets classified as available for sale are not deducted from own funds from January 1, 2015.

(3)         Expected loss amount calculated according to the IRB-approach is a gross deduction from own funds. The gross deduction is decreased by impairments related to exposures for which expected loss is calculated. Excess amounts of such impairments will increase own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount according to the IRB-approach related to exposures to corporates and financial institutions. As of September 30, 2015, the limitation rule has not had any effect (year-end 2014: no effect).

Capital requirements in accordance with Pillar 1

	September 30, 2015			December 31, 2014
Skr mn	EAD(1)	Risk exposure amount	Required capital	EAD	Risk exposure amount	Required capital
Credit risk standardized method
Central governments	147,092	777	62	158,666	736	59
Regional governments	16,490	—	—	20,891	—	—
Multilateral development banks	24	—	—	319	—	—
Corporates	1,469	1,469	118	1,207	1,207	96
Total credit risk standardized method	165,075	2,246	180	181,083	1,943	155
Credit risk IRB method
Financial institutions(2)	62,759	19,296	1,544	67,293	24,186	1,935
Corporates(3)	80,727	45,699	3,656	79,344	49,042	3,923
Securitization positions	1,267	403	32	6,308	3,643	291
Assets without counterparty	185	185	15	134	134	11
Total credit risk IRB method	144,938	65,583	5,247	153,079	77,005	6,160
Credit valuation adjustment risk	n.a.	2,774	221	n.a.	3,340	267
Foreign exchange risk	n.a.	1,317	105	n.a.	1,529	123
Commodities risk	n.a.	19	2	n.a.	27	2
Operational risk	n.a.	3,473	278	n.a.	3,473	278
Total	310,013	75,412	6,033	334,162	87,317	6,985
Adjustment according to Basel I floor
	n.a.	2,144	171	n.a.	—	—
Total incl. Basel I floor	n.a.	77,556	6,204	n.a.	87,317	6,985

(1)         Exposure at default (EAD) shows the size of the outstanding exposure at default.

(2)         Of which counterparty risk in derivatives: EAD 5,889 million (year-end 2014: Skr 5,699 million), Risk exposure amount of Skr 2,177 million (year-end 2014: Skr 2,844 million) and Required capital of Skr 174 million (year-end 2014: Skr 228 million).

(3)         Of which related to specialized lending: EAD Skr 3,916 million (year-end 2014: Skr 2,834 million), Risk exposure amount of Skr 2,681  million (year-end 2014: Skr 1,984 million) and Required capital of Skr 214 million (year-end 2014: 159 million).

Credit risks

For risk classification and quantification of credit risk, SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the remaining parameters are established in accordance with CRR. The Swedish Financial Supervisory Authority has, however, granted, the company certain exemptions from the IRB approach. For exposures covered by the exemtions the standardized approach is applied rather than the IRB approach. SEK has permanent exemptions for exposures to Swedish central and regional governments, as well as permanent exemptions for some non-material exposures. For exposures to central and regional governments outside Sweden and to multilateral development banks, SEK has an exemption until December 31, 2015. During the third quarter of 2015 SEK has applied to the Swedish Financial Supervisory Authority for permission to apply an IRB approach for those exposures exempted until December 31, 2015.  Pillar 1 capital requirements for the exposures covered by the application are expected to increase when an IRB approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Credit valuation adjustment risk

Credit valuation adjustment risk shall be calculated for all OTC derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, where the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risks

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

CRR states that the previously applicable transition rules, i.e. the Basel I floor, will continue to apply until 2017. According to the transitional rules, the capital requirement should be calculated in parallel on the basis of the Basel I rules. To the extent that the Basel-I-based capital requirement, reduced to 80 percent, exceeds the capital requirement based on CRR, the capital requirement under the above mentioned Basel I-based rules should constitute the minimum capital requirement. Other transitional arrangements concerning CRR have no significant effect on SEK.

Capital adequacy analysis (Pillar 1)

	September 30, 2015	December 31, 2014
Capital ratios excl. of buffer requirements(1)
Common Equity Tier 1 capital ratio	20.8%	16.9%
Tier-1 capital ratio	20.8%	16.9%
Total capital ratio	23.6%	19.2%
Institution specific Common Equity Tier 1 capital requirement incl. of buffers(2)	7.7%	7.0%
of which Capital conservation buffer	2.5%	2.5%
of which Countercyclical buffer	0.7%	—
of which Systemic risk buffer	—	—
Common Equity Tier 1 capital available to meet institution specific requirement(3)	19.3%	15.4%
Total capital ratio according to Basel I floor(4)	22.9%	19.2%

(1)         Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. The minimum requirements according to CRR, which without regard to transitional period already have come into force in Sweden, are 4.5 percent, 6.0 percent and 8.0 percent related to Common Equity Tier 1 capital, Tier 1 capital and total Own Funds respectively.

(2)         Inclusive of the minimum requirement of 4.5 percent, expressed as a percentage of total risk exposure amount.

(3)         Common Equity Tier 1 capital, as a percentage of the total risk exposure amount, available to meet the institution specific Common Equity Tier 1 capital requirement. SEK does not have any additional Tier 1 capital, hence Common Equity Tier 1 capital is required to meet the difference between the minimum requirements on Tier 1 capital and Common Equity Tier 1 capital with the result that this indicator is 1.5 percentage points less than the Common Equity Tier 1 capital ratio.

(4)         The minimum requirement is 8.0 percent.

SEK shall meet capital buffer requirements with Common Equity Tier 1 capital. The regulations on systemically important institutions will however not come into force until January 1, 2016, but SEK will for the time being not be subject to those requirements. There is no systemic risk buffer applicable for SEK that is active at the moment. A countercyclical buffer rate of 1.0 percent shall be applied to exposures located in Sweden as of September 13, 2015 and going forward. As of September 30, 2015 the capital requirement related to relevant exposures in Sweden is 66 percent (year-end 2014: 61 percent) of the total relevant capital requirement regardless of location, this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. The Swedish countercyclical buffer rate will increase to 1.5 percent as of June 27, 2016. Buffer rates activated in other countries may have effects on SEK, but as most capital requirements from relevant credit exposures are related to Sweden the potential effect is limited. As of September 30, 2015, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.01 percentage points (year-end 2014: no effect).

Leverage Ratio

Skr mn (if not mentioned otherwise)	September 30, 2015	December 31, 2014
Exposure measure for the leverage ratio
On-balance sheet exposures	278,990	299,374
Off-balance sheet exposures	36,885	37,187
Total exposure measure	315,875	336,561
Leverage ratio	5.0%	4.4%

A leverage ratio measure has been introduced by the CRR and must be disclosed at least annually starting in 2015. Currently, there is no minimum requirement on the leverage ratio. The leverage ratio is defined as the quotient of the Tier 1 capital and an exposure measure. The definition of the leverage ratio was changed as of January 19, 2015. The exposure measure consists of assets and off-balance sheet credit risk exposures, the latter of which are weighted with a factor depending on the type of exposure. Special treatment is given to for, inter alia, derivatives. The changes to the definition have also been reflected in the leverage ratio as of December 31, 2014.

Internally assessed capital requirement

Skr mn (if not mentioned otherwise)	September 30, 2015	December 31, 2014
Credit risk	8,171	9,099
Operational risk	316	315
Market risk	1,489	1,693
Total internal capital requirement	9,976	11,107
Internal capital requirement as percentage of Commont Equity Tier 1 capital	63.6%	75.1%

SEK regularly conducts the internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please see the Risk and Capital management section of SEK’s Annual Report for 2014.

Note 10. Exposures

Amounts expressing net exposures are reported after taking consideration of effects of guarantees and credit default swaps. Amounts expressing gross exposures are reported without taking consideration of effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures

Skr bn	Total				Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc
Classified by type	September 30, 2015		December 31, 2014		September 30, 2015		December 31, 2014		September 30, 2015		December 31, 2014
of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	175.9	51.3	190.9	51.6	118.4	43.3	126.5	42.5	57.5	82.9	64.4	88.8
Regional governments	16.5	4.8	20.9	5.6	16.5	6.0	20.9	7.0	—	—	—	—
Multilateral development banks	0.0	0.0	0.3	0.1	0.0	0.0	0.3	0.1	—	—	—	—
Financial institutions	62.8	18.4	67.5	18.2	57.1	20.9	61.0	20.5	5.7	8.2	6.5	9.0
Corporates	86.1	25.1	84.4	22.8	79.9	29.3	82.8	27.8	6.2	8.9	1.6	2.2
Securitization positions	1.3	0.4	6.3	1.7	1.3	0.5	6.3	2.1	—	—	—	—
Total	342.6	100.0	370.3	100.0	273.2	100.0	297.8	100	69.4	100.0	72.5	100.0

Net exposure by region and exposure class, as of September 30, 2015

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	4.1	—	7.3	—	0.8	139.6	21.4	2.7	175.9
Regional governments	—	—	—	—	—	—	15.1	1.4	—	16.5
Multilateral development banks	—	—	—	—	—	—	—	0.0	—	0.0
Financial institutions	2.4	5.0	1.8	4.2	2.8	2.1	12.1	32.1	0.3	62.8
Corporates	1.1	1.4	0.3	5.2	0.1	1.6	59.7	16.3	0.4	86.1
Securitization positions		—	—	—	—	—	—	1.3	—	1.3
Total	3.5	10.5	2.1	16.7	2.9	4.5	226.5	72.5	3.4	342.6

Net exposure by region and exposure class, as of December 31, 2014

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	3.5	—	4.4	—	0.8	155.7	23.9	2.6	190.9
Regional governments	—	—	—	—	—	—	18.5	2.4	—	20.9
Multilateral development banks	—	—	—	—	—	—	—	0.3	—	0.3
Financial institutions	1.4	3.3	0.3	11.5	4.0	1.9	9.1	35.6	0.4	67.5
Corporates	0.7	0.9	2.3	5.6	0.1	1.0	58.9	14.4	0.5	84.4
Securitization positions	—	—	—	1.0	1.2	—	—	4.1	—	6.3
Total	2.1	7.7	2.6	22.5	5.3	3.7	242.2	80.7	3.5	370.3

Net exposure European countries, excluding Sweden

Skr bn	September 30, 2015	December 31, 2014
France	15.7	18.7
United Kingdom	11.7	13.5
Germany	10.5	9.7
Finland	10.4	9.1
The Netherlands	6.7	7.1
Denmark	6.4	5.9
Norway	2.8	4.5
Poland	2.7	2.7
Switzerland	1.9	2.4
Luxembourg	1.7	1.3
Ireland	1.6	3.0
Iceland	0.9	0.8
Belgium	0.7	0.3
Spain	0.5	2.1
Austria	0.4	1.4
Latvia	0.4	0.6
Italy	0.4	0.4
Portugal	0.2	0.4
Estonia	0.1	—
Greece	—	—
Other countries	0.2	0.3
Total	75.9	84.2

Net exposures to counterparties in Ireland, Italy, Portugal and Spain amounted to Skr 2.7 billion at September 30, 2015 (year-end 2014: Skr 5.9 billion). SEK does not have any net exposures to counterparties in Greece and Ukraine.

Gross exposures to counterparties in Greece amounted to Skr 0.1 billion as of September 30, 2015 (year-end 2014: Skr 0.1 billion). Gross exposures to counterparties in Ukraine amounted to Skr 0.1 billion as of September 30, 2015 (year-end 2014: Skr 0.1 billion). These gross exposures are guaranteed in full by counterparties in countries other than Greece and Ukraine.

Asset-backed securities held

The tables below include current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and to current creditworthiness. Ratings in the table as of September 30, 2015 are stated as the second lowest of the credit ratings from Standard & Poor’s, Moody’s and Fitch. When only two credit ratings are available the lowest is stated. All of these assets represent first-priority tranches, and they have all been credit rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

Net exposures

Skr mn	September 30, 2015	December 31, 2014
‘AAA’	1,267	3,744
‘AA+’	—	4
‘AA’	—	206
‘AA-’	—	152
‘A+’	—	111
‘A’	—	419
‘A-’	—	143
‘BBB+’	—	163
‘BBB’	—	—
‘BBB-’	—	425
‘BB+’	—	150
‘BB’	—	387
‘B+’	—	174
CDO rated ‘CCC’	—	33
Total	1,267	6,111

Note 11. Transactions with related parties

Transactions with related parties are described in Note 29 in SEK’s Annual Report for 2014. No material changes have taken place in relation to transactions with related parties compared to the descriptions in the Annual Report for 2014.

Note 12. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

The Board of Directors and the President confirm that this Interim report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, October 22, 2015

AKTIEBOLAGET SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Jan Belfrage
Chairman of the Board	Director of the Board	Director of the Board

Susanne Lithander	Lotta Mellström	Ulla Nilsson
Director of the Board	Director of the Board	Director of the Board

Jan Roxendal	Teppo Tauriainen
Director of the Board	Director of the Board

Catrin Fransson

President

SEK has established the following expected dates for publishing of financial information and other related matters:

February 4, 2016 Year-end Report for the period January 1, 2015 — December 31, 2015

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on October 22, 2015 15:30 (CET).

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2014, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.